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                                                                                 Exhibit (12)




                                           WISCONSIN ELECTRIC POWER COMPANY

                            Statement of Computation of Ratios of Earnings to Fixed Charges

                                                      (Unaudited)

                                                (Thousands of Dollars)

                                              Year Ended December 31                    12 Months
                                 ------------------------------------------------         Ended
                                 1992       1993       1994       1995       1996        9/30/97
                                 ----       ----       ----       ----       ----       ---------

Net Income                    $175,950   $192,080   $181,754   $240,668    $211,315      $111,668

Income Taxes                    91,830    101,127    101,854    141,934     127,828        59,693

Pretax Income                  267,780    293,207    283,608    382,602     339,143       171,361


FIXED CHARGES:
--------------
Interest on Long-Term Debt
 (Including Amortization of
 Debt Premium, Discount
 & Expense)                     90,967    103,262    102,059     99,727     100,133       108,338

Other Interest Expense           4,165      3,945      7,610     11,960       7,821         5,641


Interest Factor of Rents
------------------------
Nuclear Fuel                     2,098      1,697      1,896      2,401       2,332           732

Total Fixed Charges             97,230    108,904    111,565    114,088     110,286       114,711

Earnings Before Income
 Taxes & Fixed Charges        $365,010   $402,111   $395,173   $496,690    $449,429      $286,072

Ratio of Earnings to
 Fixed Charges                    3.8x       3.7x       3.5x       4.4x        4.1x          2.5x






























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